FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                27 September 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Product Launch sent to the London Stock Exchange on 27 September 2004.


press release


26 September 2004

             O2 ANNOUNCES NEXT GENERATION MOBILE BUSINESS SOLUTION

O2 today announced the launch of the UK's first integrated mobile business solution to incorporate 3G, Wireless LAN (WLAN) and GPRS. "O2 Connection Manager" is a simple, intuitive interface that enables the user to connect to whichever of the three wireless networks is most appropriate through O2's integrated datacard. This will give business customers the most cost-effective, high-speed mobile data access where and when they want it.

Following agreements signed with WLAN operators, The Cloud and BT Openzone O2 now also provides the UK's most extensive WLAN coverage. This builds on an earlier contract with Excilan, and means that O2 can offer its customers access in hotels, airports, coffee shops, bars and pubs across the country.

The new data services are based on the needs of O2's business customers, O2 has been conducting 3G and WLAN user trials for a number of months with a whole range of corporate and small businesses to ensure that the service can be shaped and evolved as the data applications increase and businesses incorporate the service into their IT strategies.

O2's 3G services are initially available in the key conurbations where there is currently the heaviest use of GPRS data services, growing to more than 20 major cities and towns by Christmas. This will be supported by more than 6000 WLAN hotspots and nationwide GPRS coverage.

This strategy builds on O2's growing success in the corporate sector, as small and medium enterprises (SMEs) in particular have been attracted to its mobile data solutions including the BlackBerry email device and the Xda II, which accounts for more than a third of the UK wireless handheld market. Successful campaigns, such as the '2-Minute Challenge' and O2 Business Zones - the first low-cost area-based service, giving businesses up to 40% off all calls to their chosen destinations - have helped win customers and drive up average revenue per user (ARPU).

Dave McGlade, CEO of O2 UK, commented: "Market share and growth in data services will come from providing the best possible customer experience. O2 understands that in mobile it's not about being first to market but delivering on customer service promises. We are gaining an increasing share of the business market, notably in the SME sector, through the introduction of a number of bespoke business propositions that deliver major productivity improvements and significant cost-savings. 3G is not just a new toy for watching videos or playing games. It is the next step in our evolving strategy to offer our customers attractive, compelling and intuitive non-SMS data applications. It is a vital building block for the long-term future of the mobile industry, providing greater bandwidth to allow customers to use more data products and services.

"As an industry we have a track record of hyping technology before it is ready. Instead we should be launching it only when it has the right customer experience. At O2 we are committed to breaking this cycle. In relation to 3G, our strategy has always been about giving customers what they want, not what we want them to have and that means providing a suite of technologies of which 3G is one. 3G will be a central pillar for the mobile industry moving forwards - but we won't see mass market adoption of this technology until late 2005. I believe that we have a very sensible view of the present and an optimistic vision of the future when it comes to 3G."


Connection Manager

Providing one-stop, integrated access to GPRS, WLAN and 3G, O2 Connection Manager automatically identifies and selects service availability depending on the customers' locations and manages all of their profiles and settings, providing a consistent user experience, regardless of location. Its single connection interface saves non-technical employees valuable time on the road, allowing them to make full and immediate use of the right service for the job without spending valuable time configuring laptops. Connection Manager is available free of charge from O2 stores or can be downloaded from www.o2.co.uk/ wlan.


WLAN

According to a survey of more than 600 IT directors and CIOs conducted in March 2004 by Network Research, in the private business environment, 19% of businesses have already rolled out WLAN with a further 53% of businesses either underway, piloting or considering. O2 believes that WLAN is a mature, reliable and cost effective service for the business community, yet to date, in the public space, too many operators have offered services without thinking hard enough about what the business users really need, the convenience and the user experience.

O2 is simplifying the UK public WLAN landscape with the launch of its new integrated public WLAN service. Available from GBP30 ex VAT per month for unlimited usage, the new service provides business customers with fast, wireless broadband access. Customers are billed via their existing bill, solving many of the existing problems experienced by business users looking to take advantage of broadband data speeds on the move.

                                    - Ends -






Notes to the editors

* O2's GPRS / 3G Datacard is supplied by Novatel. The Datacards retail from GBP110 ex VAT for customers on high value data tariffs. For customers subscribing to unique group shared data bundles a number of cards are available free of charge.

Novatel Wireless is a leading provider of wireless broadband access solutions. Novatel Wireless' MerlinTM PC Cards, ExpediteTM embedded modems, Freedom Box(TM) Ruggedized modems and MobiLink Communications Software Suite enable high-speed wireless access to personal, corporate and public information via portable computers, handheld devices and vertical market applications.

The company delivers innovative 2.5G and 3G solutions to operators, distributors and vertical markets worldwide. Headquartered in San Diego, California, Novatel Wireless is listed on NASDAQ: NVTL.

GPRS/3G Data Tariffs
Customers can access services with O2's Data Tariffs which are available whether they are using GPRS or 3G. One MB costs from 30p through a data tariff monthly subscription or GBP2 per MB on a Pay as you Use basis.

mmO2
mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as a leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has more than 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented more than 21% of total service revenues in the quarter ending 30 June 2004.

mmO2
David Nicholas                                Simon Gordon
Director of Communications                    Press Relations Manager
david.nicholas@o2.com                         simon.gordon@o2.com
+44 (0)771 575 9176                           +44 (0)771 007 0698



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 27 September 2004                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary